UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

OLD POINT FINANCIAL CORPORATION
(Name of Issuer)

COMMON STOCK ($5.00 PAR VALUE)
(Title of Class of Securities)

NOT APPLICABLE
(CUSIP Number)

Check the following box if a fee is being paid with this statement      .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures providedin a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

SEC 1745 (10-88)


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CUSIP No.                         13G

1. Name of Reporting Person
S.S. Or I.R.S. Identification No. of Above Person

THE OLD POINT NATIONAL BANK OF PHOEBUS

2. Check The Appropriate Box If A Member of A Group*

(a)

(b)

3. SEC Use Only

4. Citizenship Or Place Of Organization

Number Of Shares Beneficially Owned By Each Reporting Person With:

5. Sole Voting Power

284,593   (a/o 12/31/97)

6. Shared Voting Power

-0-

7. Sole Dispositive Power

289,713   (a/o 12/31/97)

8. Shared Dispositive Power

5,438    (a/o 12/31/97)

9. Aggregate Amount Beneficially Owned By Each Reporting Person

398,355 (includes shares for which reporting person has no voting or disposition power)

10. Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*

11. Percent of Class Represented By Amount In Row 9

15.52%

12. Type Of Reporting Person*

BK

*SEE INSTRUCTION BEFORE FILLING OUT!

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

Item 1 (a) Name of Issuer:

OLD POINT FINANCIAL CORPORATION

Item 1 (b) Address of Issuer's Principal Executive Offices:

1 WEST MELLEN STREET
HAMPTON, VIRGINIA   23663

Item 2 (a) Name of Person Filing:

THE OLD POINT NATIONAL BANK OF PHOEBUS

Item 2 (b) Address of Principal Business Office or, if none, Residence:

1 WEST MELLEN STREET
HAMPTON, VIRGINIA   23663

Item 2 (c) Citizenship:

A BANK ASSOCIATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE
UNITED STATES OF AMERICA

Item 2 (d) Title of Class of Securities:

COMMON STOCK, $5.00 PAR VALUE

Item 2 (e) CUSIP Number:

680194107

Item 3 Type of Person:  (see instructions)

BANK AS DEFINED IN SECTION 3(a)(6) OF THE ACT

Item 4 Ownership

(a) Amount Beneficially Owned

398,355 (includes shares for which reporting person has no voting or disposition power)

(b) Percent of Class

15.52%

(c) Number of Shares as to which such person has:

(i) sole power to vote or direct the vote:
284,593 BUT AS TO WHICH, AS A MATTER OF VIRGINIA LAW, CANNOT BE VOTED UNLESS A CO-FIDUCIARY IS APPOINTED FOR THE SOLE PURPOSE OF VOTING SUCH SHARES


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
(ii) shared power to vote or to direct the vote:

-0-

(iii) sole power to dispose or to direct the disposition of:

289,713

(iv) shared power to dispose or to direct the disposition of:

5,438


Item 5. Ownership of Five Percent or Less of a Class

NOT APPLICABLE


Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

THESE SECURITIES ARE HELD BY THE OLD POINT NATIONAL BANK OF PHOEBUS AS TRUSTEE OF VARIOUS FUNDS. NO SINGLE TRUST HOLDS MORE THAN 5% OF THE OUTSTANDING SHARES OF OLD POINT FINANCIAL CORPORATION.


Item 7. Identification and Classification Of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

NOT APPLICABLE


Item 8. Identification and Classification of Members of the Group.

NOT APPLICABLE


Item 9. Notice of Dissolution of Group.

NOT APPLICABLE

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



Page 4 of 5 Pages

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



February 11, 1998
Date


THE OLD POINT NATIONAL BANK OF PHOEBUS



/s/Robert F. Shuford,

Chairman of the Board & President


























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